PHSB FINANCIAL CORPORATION
                                       AND
                            PEOPLES HOME SAVINGS BANK

                                 CODE OF ETHICS

Preface. This Code of Ethics of PHSB Financial Corporation (the "Company") and Peoples Home Savings Bank (the "Bank") applies to all directors, officers and employees of the Company and the Bank, including the principal executive officer, the principal financial officer and the principal accounting officer or controller, as well as to any other person performing similar functions ("Senior Financial Officers").

         The Company and the Bank expect the Senior Financial Officers, as well as all of the directors and employees of the Company and the Bank, to act in accordance with the highest standards of personal and professional conduct in all aspects of their employment and association with the Company and the Bank, to comply with all applicable laws, rules and regulations, and to adhere to the policies and procedures adopted by the Company and the Bank governing professional conduct.

         Duties. Each person subject to the Code of Ethics must:

o Engage in honest and ethical conduct and proactively promote such conduct in the workplace.

o Avoid real or perceived conflicts of interest between the private interest of the individual and the interest of the Company and the Bank, as when an individual receives improper personal benefits as the result of his or her position with the Company or the Bank, or when the individual has other duties, responsibilities or obligations that run counter to his or her duties to the Company or the Bank.

o Disclose to the Company's Ethics Officer or to the Audit Committee any transaction or relationship that reasonably could be expected to give rise to a real or perceived conflict of interest.

o Promote the production of full, fair, accurate, timely and understandable disclosure in reports and documents that the Company or its subsidiaries file with the Securities and Exchange Commission and other regulatory authorities, as well as in other public communications made by the Company or its subsidiaries.

o Complywith, and take all reasonable measures to ensure the Company's compliance with, all applicable governmental laws, rules and regulations.

o Promptly report any questionable behavior as described below under "Reports of Violations." Reports of Violations. An employee, officer or director has a duty to promptly report to his/her supervisor, if applicable, and to the Ethics Officer, any action that he or she reasonably believes to constitute a violation of this Code of Ethics. The reporting individual may at his or her election submit a report in writing and may submit such report anonymously if he or she so chooses. If an individual has no supervisor, such report must be made to the Board of Directors, or alternatively to one or more members of the Audit Committee. No retaliatory action will be taken against any person reporting a violation.

         Accountability, Enforcement and Penalties for Non-compliance. All persons subject to the Code of Ethics are on notice that they will be held accountable for their adherence to the Code and that their continued employment by the Company or its subsidiaries depends on their full compliance with the policies and duties stated in this Code.

         The Code of Ethics is part of the personnel policies of the Company and the Bank. Accordingly, formal warnings, suspension and termination shall be used as remedies and penalties for violations of this Code as the nature and circumstances of the violations warrant. The Ethics Officer will promptly notify the Board of Directors of any violation of the Code. The Board of Directors will review any violation of this Code brought to its attention and will indicate in the minutes of the Board Meeting the specific measures adopted by the Board to correct the violation.
         Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for the officers and/or the Company and Bank.

Waivers. The Boards of Directors of the Company and the Bank shall have the sole and absolute discretionary authority to approve any deviation from or any waiver of any provision of the Code of Ethics. The nature of and reason for any such waiver shall be disclosed by filing a Current Report on Form 8-K with the SEC within five business days of such waiver. Additionally, the nature of and reason for any "implicit waiver," defined by SEC regulations as the failure of the Company or Bank to take action within a reasonable period of time following a material departure from a provision of the Code that has been made known to an executive officer of the Company or the Bank, must be disclosed by filing a Current Report on Form 8-K with the SEC within five business days of such implicit waiver.

         Amendments. This Code of Ethics will be reviewed at least annually and revised, if necessary, to reflect changes in applicable law or regulation and to cover new ethical issues as they arise. The nature of any amendment (other than technical, administrative or other non-substantive amendments) to the Code of Ethics shall be disclosed by filing a Current Report on Form 8-K with the SEC within five business days of such amendment. The Code of Ethics shall be filed annually as an exhibit to the Company's Annual Report on Form 10-K.

         Ethics Officer; Administration. The Board of Directors of the Company has appointed an Ethics Officer who will be responsible for the administration of the Code of Ethics. Any person who has questions regarding the appropriate course of action in a particular situation should promptly contact the Ethics Officer.

         All persons subject to this Code of Ethics shall be provided with a copy of the Code on an annual basis, as well as promptly following any amendment to the Code, and shall be requested to sign a Commitment of Compliance (attached hereto as Appendix A).






         This Code of Ethics is adopted as of ___________________, 2004 by the Boards of Directors of PHSB Financial Corporation and Peoples Home Savings Bank.

                                   APPENDIX A

                           PHSB FINANCIAL CORPORATION
                                       AND
                            PEOPLES HOME SAVINGS BANK
                                 CODE OF ETHICS

                            COMMITMENT OF COMPLIANCE



         I acknowledge that I have received and read the PHSB Financial Corporation and Peoples Home Savings Bank Code of Ethics dated _______________ 2004, and understand my duties under the Code of Ethics as well as my obligations to comply with the Code of Ethics.

         I understand that if I do not comply with this Code of Ethics, I could be subject to penalties, including dismissal from employment or service on the Board of Directors. I agree that my agreement to comply with the Code of Ethics does not create or establish any right to be employed by the Company or to serve on the Board of Directors.


Date: _________________

                                                     _______________________
                                                     (signature)


                                                     _______________________
                            (printed name and title)



This signed and dated form must be returned to the Ethics Officer.